SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 2-91561

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan

Index to Financial Statements

December 31, 2011 and 2010

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, line 4a – Schedule of Delinquent Participant Contributions	13

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2011	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Dover Corporation Retirement Savings Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2012

Dover Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	At December 31,
(in thousands)	2011	2010

Assets:
Investments at fair value:
Dover Stock Fund	$221,081	$214,359
Mutual funds	238,998	252,038
Collective funds	430,231	428,244
Total investments	890,310	894,641

Receivables:
Participant contributions receivable	373	277
Employer contributions receivable	12,594	13,180
Notes receivable from participants	36,581	33,555
Total receivables	49,548	47,012

Total Assets	939,858	941,653

Liabilities:
Excess contributions payable	(106)	(10)
Net Assets Available for Benefits	$939,752	$941,643

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)	For the Year Ended December 31, 2011

Additions:
Investment income:
Dividends	$7,067
Net depreciation in fair value of investments	(4,946)
Total investment income	2,121

Interest income on notes receivable from participants	1,340

Contributions:
Participant contributions	50,348
Employer contributions	27,235
Rollovers	6,507
Total contributions	84,090

Total additions	87,551

Deductions:
Distributions	(71,674)
Administrative expenses	(1,419)
Total deductions	(73,093)

Net increase in assets available for benefits prior to transfers	14,458

Net plan transfers (Note 7)	(16,349)

Net assets available for benefits:
Beginning of year	941,643
End of year	$939,752

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan that are invested in Dover stock are in a separate fund (“Dover Stock Fund”) which constitutes an "Employee Stock Ownership Plan" (an “ESOP”) under certain sections of the Internal Revenue Code. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover Stock Fund, which then allows Dover to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such Fund, regardless of whether participants actually receive the dividends in cash.

On March 20, 2010, Wachovia Bank, N.A. and Wachovia Bank of Delaware, N.A. were merged into Wells Fargo Bank, N.A. The combined organization now operates as Wells Fargo Institutional Retirement and Trust and is the successor trustee to the Plan. The Trustee has been granted authority by Dover's Benefits Committee (the “Plan Administrator”), appointed by the Compensation Committee of the Board of Directors, to purchase and sell securities.

Eligibility

Eligible employees of Dover subsidiary companies that have elected to participate in the Plan (“Employer”) may make pre-tax contributions to the Plan. Participating companies may make (i) matching contributions to the Plan, (ii) profit-sharing contributions to the Plan, or (iii) both matching and profit sharing contributions. Generally, all employees of participating companies who have reached age 21 are immediately eligible to participate in the Plan.

Automatic Enrollment

The Plan has an automatic enrollment feature for all Employers (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opt-out of the Plan within 30 days or 45 days (depending on the participating Employer) or elect to contribute at a higher or lower rate. Such participants receive an immediate company match (if their Employer has elected to make matching contributions), with the participant generally becoming fully vested in such matching contributions after attaining one year of service. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Manning & Napier Retirement Target Collective Investment Trust Funds (“CIT”) (see Note 3) based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable Internal Revenue Code limits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Employer

The Plan allows for both a fixed per-payroll matching contribution (“Basic Employer Matching Contribution”) and an additional annual year-end matching contribution (“Year-end Employer Matching Contribution”), together the “Employer Matching Contribution.” The Basic Employer Matching Contribution is typically a fixed percentage (e.g., 25%, 40%, 50%) on the first X% of a participant's compensation (e.g., 6%) that he or she contributes to the Plan, depending on the participating Employer. At the discretion of an Employer's senior management, an additional Year-end Employer Matching Contribution may be made to the Plan on behalf of contributing participants employed on the last day of the year. Basic and Year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant's compensation contributed to the Plan. Catch-up contributions are not matched under the Plan. Employer Matching Contributions may be made in the form of cash or Dover stock. Historically, Dover has only contributed cash to the Plan, which is then used to purchase the Dover stock credited to the participants' accounts.

A participating Employer also may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements specified by such Employer. Such contributions are allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit sharing contributions are invested consistent with participants' investment fund elections.

Vesting

Participants are fully vested immediately with respect to their own contributions. Employer Matching Contributions for all participants, plus earnings thereon, generally vest after the participant completes one year of service.

Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” contribution (year-end reconciling Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.

Except for those employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (or at a rate of 20% per year). A participant's matching contribution and profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2011 and 2010, accumulated forfeited unvested amounts totaled $890 and $1,200, respectively. During 2011, $790 of forfeitures in the Plan were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets Internal Revenue Code regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. For distributions that include company stock, the participant may elect to receive whole shares of company stock “in-kind” and the remaining fractional share in cash.

A participant is entitled to 100% of his or her account balance upon retirement at or after age 65, death or disability.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable Internal Revenue Code regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2011 bear interest at rates between 1.25% and 10.25%. A participant may have up to two outstanding notes receivable at one time.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Dover “insiders” may complete transfers involving Dover stock only during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders.

Administrative Expenses

Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid by Dover and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 to provide a consistent definition of fair value and improve comparability of requirements for measuring fair value and for disclosing fair value measurement information between U.S. GAAP and international accounting principles. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for the Plan beginning January 1, 2012, and its adoption is not expected to significantly impact the Plan's financial statements.

Investments - Valuation

The Plan's investments are reported at fair value (see Note 4). Investments in common shares of Dover are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year have been reclassified to conform to current year presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2011 and 2010, approximately 23.29% and 22.61%, respectively, of the Plan's assets were invested in Dover Corporation common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant deferral contributions and forfeited employer matching contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their Plan accounts.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

3. Investments

The Plan offered the following investment funds during 2011:

Dover Stock Fund:

•
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Mutual funds:

•	The Columbia Balanced Fund (R4) invests in a balanced mix of U.S. stocks and fixed income securities.

•
The Davis New York Venture Fund (A) seeks long-term capital growth. The fund invests the majority of its assets in equity securities issued by large companies with market capitalizations of at least $10 billion. While the fund invests primarily in U.S. companies, it may also invest in foreign companies.

•
The Neuberger Berman Genesis Fund (Tr) invests primarily in undervalued stocks of small-capitalization companies, which it defines as those companies with a total market value of no more than $2 billion as measured at the time the fund first invests.

•
The American Funds Growth Fund of America (R-4) seeks capital growth by investing primarily in common stock and seeks to invest in companies that appear to offer opportunities for capital growth, some of which are based outside of the United States.

•	The Hartford Small Company HLS Fund (IA) seeks growth of capital by investing primarily in small cap equity securities selected on the basis of potential for capital appreciation.

•
The Northern Small Cap Value Fund seeks long-term capital appreciation by investing principally in equity securities of small-capitalization companies with market capitalization, at time of purchase, within the range of the Russell 2000 Value Index.

•
The American Funds Capital World Growth and Income Fund seeks to provide investors with long-term growth of capital while providing current income by investing primarily in common stocks and bonds of well-established companies located around the world.

•
The Columbia Large Core Quantitative Fund (R4) seeks long-term capital appreciation. The fund typically invests 80% of assets in equity securities of companies listed on U.S. exchanges with market capitalizations greater than $5 billion at the time of purchase.

•
The Artisan Mid Cap Value Fund pursues long-term capital growth by investing in undervalued, medium-sized U.S. companies, which it defines as those companies with a market capitalization greater than the market capitalization of the smallest company in the Russell Midcap Index and less than three times the weighted average market capitalization of all companies in that index.

•
The Aberdeen Small Cap Institutional Fund seeks long-term capital appreciation by investing in equity securities of small-cap companies. This fund considers small cap companies to be those that have market capitalizations similar to companies included in the Russell 2000 Index at the time of investment. The fund generally will not consider a company with market capitalization in excess of $5 billion as of January 31, 2010 to be small cap.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Collective funds:

•
The PIMCO Total Return Fund (Administrative Class) invests primarily in a portfolio of intermediate maturity fixed income securities, with investments in U.S. Treasury, corporate and mortgage-backed bonds. The fund also invests in U.S. Dollar and non-U.S. Dollar denominated securities of non-U.S. issuers and money market instruments. Units of participation can be redeemed on any business day at the daily unit net asset value.

•
The Wells Fargo International Core Equity Fund (N9) seeks to achieve consistent, long-term value-added performance using a disciplined approach to identifying market misvaluations and market inefficiencies that represent opportunities. The investment strategy uses security selection rather than focusing on a market or country, sector etc. The fund's primary underlying assets include a diversified portfolio of equities across several industries such as financials, consumer discretionary, industrials, materials, and consumer staples. Units of participation are redeemable on a daily basis corresponding to the valuation frequency, at unit values determined as of the end of a business day. The fund's investments are valued on the basis of market valuations, where available, as provided by independent pricing services. Securities for which bid quotations are not readily available are valued at fair value as determined by the fund's trustee using observable market data.

•
The Manning & Napier Retirement Target CIT Funds (2010, 2020, 2030, 2040 & Target Income) adjust the investment allocation from a more aggressive mix at younger ages to an increasingly more conservative mix at older ages as the participant approaches his or her retirement date. The funds invest primarily in other collective investment trusts with similar investment objectives, which in turn invest in equity securities, debt and fixed income securities, treasury securities, and mutual funds and invests at varying portfolio allocations as appropriate to adjust over time to meet the changing risk and return objectives of investors over their expected investment horizon. Units of participation can be redeemed on any business day at the daily unit net asset value.

•
The RiverSource Trust Equity Index Fund I (CTF) invests primarily in the RiverSource Trust Equity Index Base Fund and seeks to achieve the rate of return of the Standard & Poor's 500 Index. The fund invests in some or all of the companies upon which the Standard & Poor's 500 Index is based. Units of participation can be redeemed on any business day at the daily unit value. The fund's holdings are valued at the redemption value of the underlying fund. The fund's primary underlying assets include a diversified portfolio of common stocks across several industries such as oil, gas, and consumable fuels, pharmaceuticals, computers and peripherals, diversified financial services, and insurance services.

•
The Income Fund invests in a portfolio consisting primarily of the RiverSource Trust Income Fund II.  This fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management.  The fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.  Units of participation can be redeemed on any business day at the daily unit value. The fund's investment holdings are valued at the redemption value of the underlying fund.

The fair value of investments that individually represent 5% or more of the Plan's net assets available for benefits are noted in the following table:

	At December 31,
	2011	2010
Dover Stock Fund	$221,081	$214,359
Income Fund	134,281	130,592
PIMCO Total Return Fund	71,592	63,493
Manning & Napier Retirement Target CIT Fund 2030	59,918	64,870
Neuberger Berman Genesis Fund	59,662	62,386
RiverSource Trust Equity Index Fund I	53,663	51,244

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the Year Ended December 31, 2011
Dover Stock Fund	$(681)
Mutual funds	(3,346)
Collective funds	(919)
$(4,946)

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Collective funds: These investments are public investment securities valued based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held during 2011.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Below are the Plan's financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2011 and 2010:

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$221,081	$—	$—	$221,081
Mutual funds:
Large Cap Blend	67,256	—	—	67,256
Large Cap Growth	82,668	—	—	82,668
Mid Cap Growth	59,662	—	—	59,662
Mid Cap Value	7,578	—	—	7,578
Small Cap Growth	16,864	—	—	16,864
Small Cap Value	4,970	—	—	4,970
Collective funds:
Equities	—	25,267	—	25,267
Intermediate-term Fixed Income	—	205,873	—	205,873
Lifestyle Fixed Income	—	16,353	—	16,353
Lifestyle Blend	—	41,039	—	41,039
Lifestyle Equity	—	88,036	—	88,036
Diversified Stock Fund		53,663	—	53,663
Total investments	$460,079	$430,231	$—	$890,310

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$214,359	$—	$—	$214,359
Mutual funds:
Large Cap Blend	73,922	—	—	73,922
Large Cap Growth	74,673	—	—	74,673
Large Cap Value	17,161	—	—	17,161
Mid Cap Growth	62,386	—	—	62,386
Mid Cap Value	2,258	—	—	2,258
Small Cap Growth	16,073	—	—	16,073
Small Cap Value	5,565	—	—	5,565
Collective funds:
Equities	—	29,354	—	29,354
Intermediate-term Fixed Income	—	194,085		194,085
Lifestyle Fixed Income	—	15,337	—	15,337
Lifestyle Blend	—	43,534	—	43,534
Lifestyle Equity	—	94,690	—	94,690
Diversified Stock Fund	—	51,244	—	51,244
Total investments	$466,397	$428,244	$—	$894,641

There were no significant transfers between Level 1 and Level 2 investments during 2011. There were no Level 3 investments held as of December 31, 2011 and 2010.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover Corporation. Dover, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by the Company.

At December 31, 2011 and 2010, the Plan held 3,771 and 3,642 shares of employer stock, respectively. Dividends received by the Plan on these shares totaled $4,357 for the year ended December 31, 2011. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

Dover has previously received a determination letter dated July 29, 2004 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. On February 2, 2009, the Plan was submitted to the Internal Revenue Service for a new determination letter that covers numerous amendments since receiving the 2004 determination letter. Dover believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7. Transfers In and Transfers Out

On October 12, 2011, assets amounting to $6,341 were transferred into the Plan from the Inpro/Seal Company ISO Tech 401(k) Profit Sharing Plan. Inpro/Seal began participating in the Plan effective October 12, 2011.

On November 30, 2011, assets amounting to $23,203 and $20,124 were transferred out of the Plan (as a trust-to-trust transfer of assets) into qualified plans set up for those participants who were part of the divestitures of Crenlo, LLC and Paladin Brands, respectively.

On December 7, 2011, assets amounting to $17,197 were transferred into the Plan from the 401(k) Savings Plan for Employees of Harbison-Fischer Manufacturing Company. Additionally, assets amounting to $1,666 were transferred into the Plan on this date from the Honetreat Company 401(k) Plan and the Honetreat Company Production Employees 401(k) Plan. Harbison Fischer and Honetreat Company began participating in the Plan effective December 7, 2011.

On December 14, 2011, assets amounting to $1,774 were transferred into the Plan from the 401(k) Plan for Subsidiaries of Harbison Fischer, Inc. on behalf of employees of Challenger Process Systems Company. This company began participating in the Plan effective December 14, 2011.

8. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor's Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and Dover for the year ended December 31, 2011.

9. Subsequent Events

Effective April 2, 2012, assets amounting to $16,947 were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who were part of the December 2011 divestiture of Heil Trailer.

 EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011
(dollars in thousands)
Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$73

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2011
(dollars in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
	Dover Stock Fund:
*	Dover Corporation	Dover Stock Fund	$221,081

	Mutual funds:
*	Columbia	Balanced Fund	17,455
	Davis Funds	New York Venture Fund	32,933
	Neuberger Berman	Genesis Fund	59,662
	American Funds	Growth Fund of America	32,280
	Hartford Mutual Funds	Small Company HLS Fund	13,409
	Northern Funds	Small Cap Value Fund	4,970
	American Funds	Capital World Growth and Income Fund	31,090
*	Columbia	Large Core Quantitative	36,166
	Artisan	Mid Cap Value Fund	7,578
	Aberdeen	Small Cap Institutional Fund	3,455

	Collective funds:
	PIMCO Funds	Total Return Fund	71,592
*	Wells Fargo	International Core Equity Fund	25,267
	Manning & Napier	Retirement Target Income CIT Fund	16,353
	Manning & Napier	Retirement Target CIT Fund 2010	16,351
	Manning & Napier	Retirement Target CIT Fund 2020	24,688
	Manning & Napier	Retirement Target CIT Fund 2030	59,918
	Manning & Napier	Retirement Target CIT Fund 2040	28,118
*	RiverSource Trust	Equity Index Fund I	53,663
*	RiverSource Trust	Income Fund	134,281

	Notes receivable from participants:
*	Plan participants	Interest rates from 1.25% - 10.25%
		Maturities through 2041	36,581
	Total investments at fair value		$926,891

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION RETIREMENT SAVINGS PLAN

Dated: June 22, 2012	By:	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer, Senior Vice President, Human Resources and Chairman of the Benefits Committee (Plan Administrator)

EXHIBIT INDEX

23.1           Consent of Crowe Horwath LLP